Seward & Kissel LLP

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www.sewkis.com

September 29, 2017

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh

Mr. Dave Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Fixed-Income Shares, Inc.
--AB Government Money Market Portfolio
Registration Statement on Form N-14
File No. 333-220292

Dear Messrs. Oh and Manion:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the registration statement filed on Form N-14 (the "Form N-14 Registration Statement") of AB Fixed-Income Shares, Inc. (the "Registrant"). The Form N-14 Registration Statement, which was filed on August 31, 2017, relates to the proposed acquisition of AB Government Reserves Portfolio ("Government Reserves"), a series of AB Bond Fund, Inc., and AB Government Exchange Reserves ("Government Exchange Reserves", and, together with Government Reserves, the "Acquired Funds") by AB Government Money Market Portfolio (the "Acquiring Fund"), a series of the Registrant. The Form N-14 Registration Statement contains a Combined Information Statement/Prospectus (the "Information Statement"), which is an information statement for the Acquired Funds and a prospectus for the Acquiring Fund.

The Staff's comments were provided by telephone to Anna C. Weigand of this office by Dave Manion on September 12, 2017, and by Sonny Oh on September 27, 2017. As the context requires, defined terms used herein are as defined in the Information Statement. Responses to each of the Staff's comments are set forth below.

A.	Information Statement Accounting Comments

Comment 1:	We note that Footnote (a) to both the Acquired Funds and Acquiring Fund "Shareholder Fees" tables states that "[a] sales charge of up to 4.25% may be imposed upon an exchange of Class A shares for the Class A shares of other AB Mutual Funds with sales charges." If the sales charge is imposed by the Funds, please include the sales charge in the tables. If the sales charge is not imposed by the Funds, but rather by other AB Mutual Funds into which shares may be exchanged, please correct the expense example calculations for Class A shares to exclude the sales charge.

Response:	The expense examples have been updated to exclude the sales charge for Class A shares.

Comment 2:	The introduction to the fee tables states:

Pro forma fees and expenses are based on the estimated fees and expenses of the Acquiring Fund on a combined basis after giving effect to the Acquisition and are presented on a gross basis, without giving effect to the Adviser's historical voluntary waiver of the Acquired Funds' Distribution and/or Service (Rule 12b-1) fees. If such waiver were included, the Acquiring Fund's total net annual operating expenses would have been lower for certain classes.

Please revise the language to reflect that the Acquiring Fund has not been subject to a waiver of its distribution and services fees, or remove the reference to the waiver.

Response:	The cited disclosure has been revised to state:

Pro forma fees and expenses are based on the estimated fees and expenses of the Acquiring Fund on a combined basis after giving effect to the Acquisitions and are presented on a gross basis. The Acquiring Fund has not been subject to a waiver of Distribution and/or Service (Rule 12b-1) fees historically because it had not offered shares subject to such fees. At the time of the Acquisition, the Distributor has agreed to voluntarily waive the Distribution and/or Service (Rule 12b-1) fees of the Acquiring Fund. The effect of such waiver has not been included in the pro forma fees and expenses. If such waiver were included, the Acquiring Fund's total net annual operating expenses would have been lower.

Comment 3:	Please correct and confirm, as applicable, the amounts presented in the Combined Fund—Pro Forma fee table.

Response:	The Combined Fund—Pro Forma fee table has been revised in response to this comment.

Comment 4:	The section Information About the Funds—Distribution Arrangements discusses the waiver of distribution and service fees for the Acquired Funds. Does the Adviser intend to waive distribution and service fees for the Acquiring Fund?

Response:	The Registrant confirms that the Distributor intends to voluntarily waive the distribution and service fees for the Acquiring Fund at the time of the Acquisition.

B.	Information Statement General Comments

Comment 1:	Questions and Answers. The response in Question 1 states that the Acquisitions do not require approval by the shareholders of the Acquired Funds. Please supplementally explain the legal basis for not requiring shareholder vote.

Response:	AB Bond Fund, Inc., of which Government Reserves is a series, is a Maryland corporation. Government Exchange Reserves is a Massachusetts business trust. Neither Maryland law nor Massachusetts law nor the respective Charter/Declaration of the Acquired Funds require a vote of the Acquired Funds' shareholders to approve the Acquisitions.

The Board of Directors of AB Bond Fund, Inc. and the Board of Trustees and Government Exchange Reserves have concluded that their respective Funds may rely on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to effect the Acquisitions without the vote of the shareholders of the Acquired Funds. Each Board made the required determinations under the Rule for this purpose at its meeting held on August 2, 2017.

Comment 2:	Questions and Answers. The response to Question 9 provides a dollar amount for the estimated expenses of the Acquisition. Please consider disclosing in the response the impact of the estimated expenses on each Fund's net asset value ("NAV"). Confirm that the impact of the estimated expenses on each Fund's NAV is disclosed in the body of the Information Statement.

Response:	The Registrant confirms that the impact of the estimated expenses on each Fund's NAV is disclosed in the section "Information about the Acquisition—Description of the Plan". The Questions and Answers section has not been revised in response to this comment.

Comment 3:	Questions and Answers. The response to Question 11 incorporates by reference the registration statements and shareholder reports of the Acquired Funds and the Acquiring Fund. Please include the Securities Act of 1933 file numbers for the registration statements referenced, and the 1940 Act file numbers for the shareholder reports referenced.

Response:	The Information Statement has been revised in response to this comment.

Comment 4:	Summary—Comparison of Investment Management Fees and Operating Expenses—Operating and Other Expenses and Yields. Please consider revising the disclosure to include a chart presenting the expenses disclosed in the paragraph for ease of readability.

Response:	The Registrant notes that Form N-14 does not require a chart comparing the gross and net expenses of the Acquired Funds and Acquiring Fund. The Information Statement has not been revised in response to this comment.

Comment 5:	Summary—Comparison of Investment Management Fees and Operating Expenses—Operating and Other Expenses and Yields. The disclosure states that gross and net expenses of the Acquiring Fund's classes following the Acquisition will be lower than the gross and net expenses of the corresponding classes of the Acquired Funds, as applicable. However, the disclosure does not state that the Acquiring Fund will be subject to a contractual or voluntary waiver of Distribution and/or Service (Rule 12b-1) fees, as was the case for the Acquired Funds. Revise as necessary to clarify the meaning of the references to the net expenses of the Acquiring Fund. Alternatively, delete the references to the net expenses of the Acquiring Fund.

Response:	The Information Statement has been revised to state that at the time of the Acquisition, the Distributor has agreed to voluntarily waive the Distribution and/or Service (Rule 12b-1) fees of the Acquiring Fund.

Comment 6:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table. Pursuant to Item 3 of Form N-14, the "Fee Table" section (including "Fund Performance") should be moved to follow the "Principal Risks" section.

Response:	The Information Statement has been revised in response to this comment.

Comment 7:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Shareholder Fees. Please define the term "AB Mutual Funds" referenced in Footnote (a).

Response:	The Information Statement has been revised in response to this comment.

Comment 8:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Annual Fund Operating Expenses. We note that there is no table for the Acquiring Fund. Please add such a table or provide a narrative explanation in the Information Statement for why there is no such table.

Response:	A table is not included for the Acquiring Fund because the Fund has not offered the classes involved in the Acquisitions prior to the Acquisitions; therefore, only estimated expenses of those classes can be provided through the Combined Fund-Pro Forma table. The introduction to the fee tables discloses that the Acquiring Fund did not offer Class A, Class B, Class C, Advisor Class, Class K, Class I or Class 1 shares prior to the Acquisitions. The Registrant believes this explanation adequately describes the reason for not including an "Annual Fund Operating Expenses" table for the Acquiring Fund.

Comment 9:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Annual Fund Operating Expenses. We note that only one table has been included for the Combined Fund-Pro Forma, although the Information Statement addresses two independent Acquisitions, as disclosed in the footnote on the cover of the Information Statement. Please either (a) include a separate pro forma fee table for each Acquisition, or (b) delete or revise the footnote on the cover page to clarify what is meant by "[t]he Acquisitions are independent of one another."

Response:	The footnote on the cover page has been revised in response to this comment. A separate pro forma fee table for each Acquisition has not been provided because the Boards have approved the Acquisitions, which may proceed to closing without a shareholder vote (subject to certain customary closing conditions reflected in the Plan that the Registrant currently expects to be satisfied).

Comment 10:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Examples. We note that the Examples do not provide gross and net comparisons. Please see Comment 5 above and revise as appropriate.

Response:	Because the Funds are not subject to contractual fee waivers, net expenses have not been reflected in the fee tables and Examples. Please also see the response to Comment 5 above. The Information Statement has not been revised in response to this comment.

Comment 11:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Fund Performance. Please provide a brief narrative description of performance.

Response:	Item 5 of Form N-14 requires that a registrant furnish the information required by Item 4, among others, of Form N-1A. Item 4 of Form N-1A does not require a narrative description of performance. The Information Statement has not been revised in response to this comment.

Comment 12:	Summary—Comparison of Investment Management Fees and Operating Expenses—Fee Table—Fund Performance. We note by way of example that the paragraph regarding Government Exchange Reserves in bold font refers to Government Exchange Reserves as "the Fund". As a global comment, please use the specific Fund names in references to each Fund.

Response:	The Registrant believes that the use of the term "Fund" is appropriate in those circumstances in which it is used. In the referenced example, the sub-heading of the section, "Government Exchange Reserves," clearly identifies the Fund to which the term applies in that section. The Information Statement has not been revised in response to this comment.

Comment 13:	Summary—Comparison of Fund Shares. We note that the paragraph in this section does not provide a comparison of the Funds' share classes, which is provided in more detail in the sections that follow this section. Please consider making the sections that follow this section sub-sections of "Comparison of Fund Shares".

Response:	The Information Statement has been revised in response to this comment.

Comment 14:	Summary—Comparison of Purchase and Redemption Procedures. Please define the term "AB Mutual Funds" in this section.

Response:	The Information Statement has been revised in response to this comment.

Comment 15:	Information about the Acquisition—Description of the Plan. The disclosure states that the total costs and expenses of the Acquisition are estimated to be approximately $214,000. Are there any costs excluded from this estimate such as brokerage costs associated with portfolio repositioning?

Response:	The Registrant confirms that there are no costs excluded from the estimate.

Comment 16:	Information about the Acquisition—Reasons for the Acquisition and Board Consideration of the Plan and Acquisition. The disclosure in the first paragraph refers to gross and net pro forma expense information of the Acquiring Fund. Per Comments 5 and 10, net expense information for the Acquiring Fund has not been provided in the Information Statement. Please revise this reference as applicable.

Response:	The cited disclosure reflects the information that the Directors were provided in advance of their meetings, which included expense information reflecting the Distributor's voluntary agreement to waive Distribution and/or Service (Rule 12b-1) fees at the time of the Acquisition. The Information Statement has not been revised in response to this comment.

Comment 17:	Information about the Acquisition—Reasons for the Acquisition and Board Consideration of the Plan and Acquisition. Please disclose any adverse factors that the Boards may have considered during their deliberations.

Response:	The information and factors considered by the Boards of the Funds are disclosed in the referenced section. The Information Statement has not been revised in response to this comment.

Comment 18:	Information about the Funds—Management of the Funds. Please follow the format provided for the management information table in Item 17(a)(1) of Form N-1A.

Response:	The Registrant confirms that the information required by Item 17(a)(1) of Form N-1A is included in the Information Statement. Item 17(a)(1) states: "[p]rovide the information required by the following table for each director and officer of the Fund . . ." The Item does not require that the table be formatted exactly as shown in Form N-1A. The table provided in the Information Statement is consistent with the format of Form N-1A, except that (i) a column is not included for term of office, as Footnote (**) states that there is no stated term of office for the Fund's Directors (length of time served is included in the first column); and (ii) positions held with the Fund are disclosed in Footnote (#) and in the principal occupations column.

Comment 19:	Information about the Funds—Management of the Funds. Please define "Independent Directors" and "Interested Directors".

Response:	The Information Statement has been revised in response to this comment.

Comment 20:	Financial Highlights and Information Filed with the SEC. These sections incorporate by reference the registration statements and/or shareholder reports of the Acquired Funds and the Acquiring Fund. Please include the Securities Act of 1933 file numbers for the registration statements referenced, and the 1940 Act file numbers for the shareholder reports referenced, as applicable. This comment also applies to incorporation by reference in the Statement of Additional Information ("SAI").

Response:	The Information Statement and SAI have been revised in response to this comment.

Comment 21:	Appendix E—Share Ownership Information. Please provide a cross reference to Appendix E in the body of the Information Statement.

Response:	The Information Statement has been revised in response to this comment.

C.	SAI Accounting Comments

Comment 1:	Pro Forma Combined Condensed Statement of Operations. We note a positive adjustment of the advisory fee of $1,089,289. Please explain this adjustment in the advisory fee, which was not reflected in the prior financial results shown.

Response:	The Acquiring Fund instituted an advisory fee during the most recent fiscal year ended April 30, 2017 and was not subject to the advisory fee for the full fiscal year. The pro forma expenses have been adjusted to reflect fees and expenses as though the advisory fee had been in place for the full fiscal year in order to provide an estimate of the expenses of the combined Fund for a full fiscal year. Footnote (c) to the Statement of Operations has been revised in response to this comment.

Comment 2:	Pro Forma Combined Condensed Statement of Operations. Please consider providing an explanation regarding the elimination of the management fee expense waiver/reimbursement in the footnotes to the Statement of Operations.

Response:	Prior to July 11, 2016, Government Exchange Reserves had an advisory fee of 0.25%, which was voluntarily capped at 0.10% pursuant to an undertaking by the Adviser in connection with securities lending collateral invested in the Fund. Following the redemption of securities lending collateral invested in the Fund and following the investment policy changes converting the Fund from a prime money market fund to a government money market fund, the Fund changed its advisory fee to 0.20%. During the fiscal year ended April 30, 2017, the Adviser also waived a portion of the advisory fee in order to maintain a positive yield. The pro forma expenses have been adjusted to reflect the advisory fee of 0.20% for the full fiscal year. Footnote (n) to the Statement of Operations has been revised in response to this comment.

Comment 3:	Pro Forma Combined Condensed Statement of Operations. Please consider providing an explanation regarding the deduction of the distribution and service fee expense waiver/reimbursement in the footnotes to the Statement of Operations.

Response:	The Acquiring Fund has not been subject to a waiver of distribution and services fees historically because the classes offered by the Fund prior to the Acquisition are not subject to such fees. At the time of the Acquisition, the Distributor has voluntarily agreed to waive the distribution and service fees of the Acquiring Fund. During the Acquired Funds' fiscal years ended April 30, 2017, the Distributor waived the Funds' distribution and service fees, which would have been incurred for Class A, Class, B, Class C, Class R and Class K shares of Government Exchange Reserves and Class 1 shares of Government Reserves. Given that Class R shares of Government Exchange Reserves will be reorganized into Class I shares of the Acquiring Fund, which do not incur distribution and services fees, the pro forma expenses reflect an adjustment (deduction) in the amount of fees to be waived by the combined Fund. Footnote (o) to the Statement of Operations has been revised in response to this comment.

Comment 4:	Pro Forma Combined Condensed Statement of Operations. Please confirm that the expenses noted in Footnotes (i), (j) and (k) are fixed as opposed to asset-based. Please revise as applicable if they are asset-based.

Response:	The Registrant confirms that the expenses noted in Footnotes (i), (j) and (k) are fixed.

Comment 5:	Pro Forma Financial Information. Please include the following disclosures in the footnotes to the Pro Forma Financial Information:

1.       Basis of Consolidation for Pro Formas

2.       Tax Status

3.       Basis of Estimates

4.       Note on Basis for Allocating Merger Costs

Response:	The SAI has been revised in response to this comment.

D.	Part C Legal Comment

Comment 1:	Part C. Please provide all applicable exhibits (e.g., we note that Item 16(10) states that the Rule 12b-1 Plan is not applicable).

Response:	The Registrant confirms that all applicable exhibits to the Information Statement have been filed with the SEC. The Rule 12b-1 Plan of the Registrant is included in its Amended and Restated Distribution Services Agreement, which was filed as Exhibit (e)(3) to Post-Effective Amendment No. 43 of its Registration Statement on Form N-1A, filed with the SEC on May 31, 2016. The response to Item 16(10) in the Part C to the Form N-14 Registration Statement will be updated by the Registrant in a POS EX filing.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,
/s/ Anna C. Weigand
Anna C. Weigand

cc:	Emilie D. Wrapp, Esq.

Nancy Hay, Esq.

Paul M. Miller, Esq.

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